UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F            ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: March 3, 2014

This information shall not be published or distributed in Australia, Canada, Japan and any other countries where the distribution of such information is restricted by the laws.

March. 3, 2014

For the purposes of compliance with Article 82 of the Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), and corresponding provisions, Abengoa, S.A. (“Abengoa” or the “Company”) hereby informs the National Securities Market Commission (Comisión Nacional del Mercado de Valores), for public release, the following

Significant Event

Abengoa today announced that it confidentially submitted a draft registration statement on Form F-1 to the United States Securities and Exchange Commission (SEC) relating to the proposed initial public offering of the common stock of a yieldco vehicle. The number of shares of common stock to be sold and the price range for the proposed offering have not yet been determined. The initial public offering is expected to commence after the SEC completes its review process, subject to market and other conditions.

This notice is being made pursuant to and in accordance with Rule 135 under the Securities Act of 1933 and does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Miguel Ángel Jiménez-Velasco Mazarío

Secretary General

ABENGOA

Innovative technology solutions for sustainability

Abengoa Announces Confidential Submission of Draft Registration Statement by Yieldco Vehicle

Washington D.C., Fry., March 3, 2014 – Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB) today announced that it confidentially submitted a draft registration statement on Form F-1 to the United States Securities and Exchange Commission (SEC) relating to the proposed initial public offering of the common stock of a yieldco vehicle. The number of shares of common stock to be sold and the price range for the proposed offering have not yet been determined. The initial public offering is expected to commence after the SEC completes its review process, subject to market and other conditions.

This notice is being made pursuant to and in accordance with Rule 135 under the Securities Act of 1933 and does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Abengoa

Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB) applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water.

Communication Department: Patricia Malo de Molina Meléndez. Cristina Cabrera Angulo Tel: +34 954 93 71 11 E-mail: communication@abengoa.com	Investor relations Bárbara Zubiría Furest. Tel: +34 954 937 111 E-mail: ir@abengoa.com

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